Exhibit 99.4

FITNESS CHAMPS HOLDINGS LIMITED

PROXY CARD

THIS PROXY CARD IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF FITNESS CHAMPS HOLDINGS LIMITED FOR AN EXTRAORDINARY GENERAL MEETING OF MEMBERS TO BE HELD ON June 29, 2026.

The undersigned, a holder of ____________________________Ordinary Shares of Fitness Champs Holdings Limited, a Cayman Islands exempted company (the “Company”), hereby acknowledges receipt of the notice of this Extraordinary general meeting of members of the Company (the “Meeting”) (the “Notice”) and proxy statement, and hereby appoints

_________________________________________________________________ (insert name) or failing him/her, Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, with full power to each of substitution, on behalf and in the name of the undersigned, to represent the undersigned as proxy at the Meeting to be held at 7030 Ang Mo Kio Street, Avenue 5, #04-48, Singapore, at 10 a.m. (Singapore Time) on June 29, 2026 and at any adjournment or postponement thereof, and to vote all the aforesaid Ordinary Shares which the undersigned would be entitled to vote if then and there personally present, on the matters set forth below (i) as specified by the undersigned below (and if not specified, in the discretion of the proxy), all as set forth in the Notice and in the proxy statement furnished herewith, and (ii) in the discretion of the proxy upon such other business as may properly come before the Meeting.

This proxy when properly executed will be voted in the manner directed herein by the undersigned shareholder. If no direction is made, this proxy will be voted at the discretion of the holder of the proxy “FOR” the following proposed resolutions:

Resolutions

Proposal 1A: an ordinary resolution that the Company’s authorized share capital be increased from US$500,000 divided into (a) 177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each to US$23,000,000 divided into (a) 10,177,777,777.78 Class A Ordinary Shares with a par value of US$0.00225 each, (b) 22,222,222.22 Class B Ordinary Shares with a par value of US$0.00225 each and (c) 22,222,222.22 Preferred Shares with a par value of US$0.00225 each.

For	Against	Abstain
☐	☐	☐

Proposal 1B: a special resolution that subject to and immediately following the Share Capital Increase being effected, the Amended and Restated Memorandum and Articles of Association of the Company as set forth in Annex A to the Notice of the Extraordinary General Meeting be adopted in substitution for and to the exclusion of the existing memorandum and articles of association of the Company, to reflect the Share Capital Increase.

For	Against	Abstain
☐	☐	☐

Proposal 2: an ordinary resolution that

(A) conditional upon the approval of the board of directors of the Company (the Board) in its sole discretion, with effect as of the date(s) the Board may determine (the “Effective Date”) and subject to such Effective Date being within one (1) calendar year after the date of passing these resolutions:

(i)	all the issued and outstanding and authorized and unissued shares of the Company be consolidated, at any one time or multiple times during a period of up to one calendar year after the Meeting, at the exact consolidation ratio and effective time as the Board may determine from time to time in its absolute discretion provided that the accumulative ratio for all such share consolidation(s) (altogether, the “Share Consolidations” and each a “Share Consolidation”) shall be at a ratio of no less than two-for-one (2:1) and no more than five hundred-for-one (500:1), with such consolidated Shares having the same rights and being subject to the same restrictions (save as to par value) as the existing Shares of such class as set out in the Company’s memorandum and articles of association;
(ii)

no fractional Shares be issued in connection with the Share Consolidation and, in the event that a shareholder would otherwise be entitled to receive a fractional Share upon the Share Consolidation, the total number of Shares to be received by such shareholder be rounded up to the next whole Share; and

(iii)	any change to the Company’s authorized share capital in connection with, and as necessary to effect, the Share Consolidation(s) be and is hereby approved, such amendment to be determined by the Board in its sole discretion;

(B)	the Board be authorized, at its absolute and sole discretion, to either implement one or more Share Consolidations, and determine the exact consolidation ratio and effective date of such Share Consolidation(s) during a period of one calendar year after the date of passing these resolutions; or elect not to implement any Share Consolidation during a period of one calendar year after the date of passing these resolutions; and
(C)	any one director or officer of the Company be and is hereby authorized, for and on behalf of the Company, to do all such other acts or things necessary or desirable to implement, carry out and give effect to the Share Consolidation(s), if and when deemed advisable by the Board in its sole discretion.

For	Against	Abstain
☐	☐	☐

Proposal 3: a special resolution that subject to and immediately following any Share Consolidation being effected, the Company adopt a further amended and restated memorandum and articles of association in substitution for, and to the exclusion of, the Company’s then existing memorandum and articles of association, with the only amendments being made to reflect the Share Consolidation and as the directors may approve in their absolute discretion without further approval by the shareholders.

For	Against	Abstain
☐	☐	☐

Proposal 4: an ordinary resolution that each of the directors and officers of the Company be authorized to take any and every action that might be necessary to effect the foregoing resolutions as such director or officer, in his or her absolute discretion, thinks fit.

For	Against	Abstain
☐	☐	☐

Proposal 5: an ordinary resolution that the Meeting be adjourned to a later date or dates or sine die, if necessary or desirable, in the opinion of the directors, to permit further solicitation and vote of proxies if, at the time of the Meeting, there are not sufficient votes for, or otherwise in connection with, the approval of the foregoing proposals.

For	Against	Abstain
☐	☐	☐

Dated: ___________, 2026

Shareholder Name:

Signature

This Proxy Card must be signed by the person registered in the register of members of the Company at the close of business on June 9, 2026 (Singapore Time). In the case of a corporation, this Proxy Card must be executed by a duly authorized officer or attorney. The description of each resolution herein is by way of summary only. The full text appears in the Notice. Capitalized terms shall bear the same meaning as defined in the Notice unless otherwise defined herein.

NOTES

1.	A holder of the proxy need not be a shareholder of the Company. A shareholder entitled to attend and vote at the Meeting is entitled to appoint one or more proxies to attend and vote in his/her stead. Please insert the name of the person(s) of your own choice that you wish to appoint proxy in the space provided, failing which Ms. Joyce Lee, or any one executive director or chief executive officer of the Company, will be appointed as your proxy.

2.	Whether or not you propose to attend the Meeting in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. For holders of Ordinary Shares registered on our register of members, to be valid, this form must be completed and deposited (together with any power of attorney or other authority under which it is signed or a certified copy of that power or authority) to the attention of our Financial Controller, at nyokeyee@fitnesschampsaquatics.com, as soon as possible and in any event not later than 48 hours before the time for holding the Meeting or any adjourned or postponed meeting. Returning this completed form of proxy will not preclude you from attending the Meeting and voting in person if you so wish and in such event, the proxy shall be deemed to be revoked.

3.	If two or more persons are jointly registered as holders of a share, the vote of the senior person who tenders a vote, whether in person or by proxy, shall be accepted to the exclusion of the votes of other joint holders. For this purpose, seniority shall be determined by the order in which the names stand on the Company’s register of members in respect of the relevant shares. The senior holder should sign this form, but the names of all other joint holders should be stated on the form in the space provided.

4.	If this form is returned without an indication as to how the proxy shall vote, this proxy will be voted at the discretion of the holder of the proxy “FOR” the above resolutions.

5.	This form of proxy is for use by shareholders only. If the appointor is a corporate entity this form of proxy must either be under its seal or under the hand of some officer or attorney duly authorized for that purpose.

6.	Any alterations made to this form must be initialed by you.